UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 28 July 2025, London UK

GSK and Hengrui Pharma enter agreements to develop up to 12 innovative medicines across Respiratory, Immunology & Inflammation and Oncology

●     Includes license for potential best-in-class PDE3/4 inhibitor (HRS-9821) in clinical development for treatment of COPD
●     Additional 11 programmes to be developed by Hengrui Pharma and optioned by GSK following phase I completion

GSK plc (LSE/NYSE: GSK) today announced it has entered into agreements with Hengrui Pharma (600276.SH; 01276.HK) to develop up to 12 innovative medicines, adding significant new growth opportunities to the company beyond 2031. The programmes were selected to complement GSK's extensive Respiratory, Immunology & Inflammation (RI&I) and Oncology pipeline, and assessed for their potential best- or first-in class profiles. GSK will pay $500 million in upfront fees across the agreements.

The agreements include an exclusive worldwide license (excluding mainland China, Hong Kong, Macau and Taiwan) for a potential best-in-class, PDE3/4 inhibitor (HRS-9821) in clinical development for the treatment of chronic obstructive pulmonary disease (COPD) as an add-on maintenance treatment, irrespective of background therapy. The addition of HRS-9821 supports GSK's ambition to treat patients across the widest spectrum of COPD by including those who face continued dyspnoea (shortness of breath) or who are unlikely to receive inhaled corticosteroids or biologics, based on their disease profile.

HRS-9821 has demonstrated potent PDE3 and PDE4 inhibition, leading to increased bronchodilation and anti-inflammatory effects in early clinical and preclinical studies. In addition, HRS-9821 provides the opportunity for a convenient dry-powder inhaler (DPI) formulation that strategically fits GSK's established inhaled portfolio.

The agreements also include a pioneering scaled collaboration to generate up to 11 programmes in addition to HRS-9821, each with its own financial structure. Hengrui Pharma will lead the development of these programmes up to completion of phase I trials, including patients outside of China. GSK will have the exclusive option to further develop and commercialise each programme worldwide (excluding mainland China, Hong Kong, Macau and Taiwan), at the end of phase I or earlier at GSK's election, as well as certain programme substitution rights.

Tony Wood, Chief Scientific Officer, GSK said: "We're delighted to announce these exciting agreements with Hengrui Pharma which complement our already-extensive pipeline. This deal reflects our strategic investment in programmes that address validated targets, increasing the likelihood of success, and with the option to advance those assets with the greatest potential for patient impact."

Frank Jiang, Executive Vice President and Chief Strategy Officer of Hengrui Pharma, said: "This strategic collaboration with GSK marks yet another significant milestone in Hengrui's globalisation journey and our mission to innovate and deliver higher-quality, cutting-edge therapies for patients worldwide. GSK brings additional R&D expertise, a robust global clinical network, and broad regulatory capabilities that will accelerate our PDE3/4 inhibitor as well as an array of other innovative therapy programs to overseas markets, potentially delivering breakthrough treatments to patients globally."

The collaboration enables scale and speed to proof-of-concept to develop up to 11 additional innovative medicines. It benefits from GSK's therapy area expertise, deep understanding of disease biology, clinical development capability and global commercial scale with Hengrui Pharma's early discovery engine, platform technologies, extensive pre-clinical pipeline of high-value programmes and speed of clinical evaluation.

Financial considerations
GSK will pay $500 million in upfront fees across the agreements including for the license of the PDE3/4 programme. The potential total value of future success-based development, regulatory and commercial milestone payments to Hengrui Pharma is approximately $12 billion if all programmes are optioned and all milestones are achieved. In addition, Hengrui Pharma will be eligible to receive tiered royalties on global product net sales (excluding mainland China, Hong Kong, Macau and Taiwan).

The license to HRS-9821 is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US.

About Hengrui Pharma
Hengrui Pharma is an innovative, global pharmaceutical company dedicated to the research, development and commercialisation of high-quality medicines to address unmet clinical needs. With a global R&D team that includes 14 R&D centres and more than 5,500 professionals, Hengrui Pharma's therapeutic areas of focus include oncology, metabolic and cardiovascular diseases, immunological and respiratory diseases, and neuroscience. To date, Hengrui has commercialised 23 new molecular entity drugs and 4 other innovative drugs in China. Founded in 1970 with the core principle of putting patients first, Hengrui Pharma remains committed to advancing human health by striving to conquer diseases, improve health, and extend lives through the power of science and technology.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

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No. 3888792

Registered Office:
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 28, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc